Exhibit (a)(1)(K)

December 22nd, 2015

Re: Your Ocata Therapeutics stock; ACTION REQUIRED

Dear Ocata Shareholder,

We are writing to you today because you hold shares of Ocata Therapeutics’ common stock.

Astellas Pharma has agreed to acquire Ocata Therapeutics for $8.50 in cash via tender offer.

The Board of Directors of Ocata Therapeutics has unanimously approved the acquisition and recommends that shareholders accept the offer and tender their shares into the offer.

What are the benefits to you as a shareholder?

•	You will receive $8.50 per share tendered in cash upon successful completion of the acquisition. $8.50 per share is 90% higher than Ocata’s share price on the day prior to announcement of the transaction.

•	The offer is 95% higher than Ocata’s average share price over the month prior to announcement.

•	The offer is 101% higher than Ocata’s average share price over the 3 months prior to announcement.

How many shares must be tendered in order to successfully complete the acquisition?

In order for the acquisition to be completed and for you to receive your cash, more than 50% of the outstanding shares must be tendered into the offer.

If less than 50% of the outstanding shares are tendered, the transaction will not close and you will NOT receive $8.50 per share in cash. Instead, you will continue to own shares of Ocata, the per share price of which was $4.46 on the day before the Astellas deal was announced.

What do you need to do?

The tender offer is scheduled to expire on January 21, 2016 at 5:00pm EST.

If you hold your shares at a bank or broker and would like to tender your shares into the offer, you should promptly instruct your bank or broker to act on your behalf. If you hold your shares directly (e.g. paper certificates) and wish to tender your shares, please complete the enclosed Letter of Transmittal and return it in the enclosed envelope so that it arrives before the January 21, 2016 expiration date.

If you have questions about the offer, or are unclear about what to do, please contact the information agent: Georgeson Inc. at (866) 278-8941.

If you have already tendered your shares in the offer, you do not need to take any further action.

Additional Information

This communication is provided for informational purposes only. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the

Letter of Transmittal and other documents relating to the Offer) that Astellas Pharma Inc. and Laurel Acquisition Inc. filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015. In addition, Ocata Therapeutics, Inc. (“Ocata”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer Statement on November 19, 2015. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY OCATA’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Such documents have been made available to Ocata’s stockholders at no expense to them at www.ocata.com. In addition, you may obtain copies of these documents (and all other Offer Documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. OCATA’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT OFFER DOCUMENTS FILED WITH THE SEC BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.